SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                      Report for the Month of October, 2003

                                XENOVA GROUP PLC
                              (Name of Registrant)

                              957 Buckingham Avenue
                                     Slough
                                    Berkshire
                                     SL1 4NL
                                     ENGLAND
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F.X.... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


The Report contains a copy of the following:

(1) Research Update




                                 Xenova Group plc

                 Xenova Initiates Phase IIb Clinical Trial for
                              Anti-Cocaine Vaccine


Slough, UK, 24 October, 2003 - Xenova Group plc (NASDAQ NM: XNVA; London Stock
Exchange: XEN) today announced that it has initiated the first randomised, placebo controlled Phase IIb clinical trial for TA-CD, the company's therapeutic vaccine which is under development for the treatment of cocaine addiction.

TA-CD is being developed with the goal of assisting cocaine addicts in their attempt to quit cocaine. In previous clinical trials TA-CD has been shown to be both safe and well-tolerated, with vaccination generating a dose-related immune response. Preclinical studies have demonstrated that vaccination produces a reduced self-administered consumption of cocaine. The primary objective of this new Phase IIb trial is to determine the efficacy of TA-CD in addicts seeking treatment for cocaine abuse, and to determine appropriate end-points for a Phase III study.

Up to 132 subjects, all of whom are methadone-dependent cocaine addicts being treated for drug dependency, will be recruited into the placebo-controlled, randomised, double-blinded clinical study. The trial will comprise two equal cohorts. Half the subjects will be treated with active TA-CD and half will be given a placebo. Subjects will be monitored three times a week to assess cocaine usage, including testing for cocaine metabolites in urine, for a period of 20 weeks. Patients will also undergo medical examinations and blood tests for anti-cocaine antibodies to assess the immunogenicity of the dosing schedule.
  The trial, which is being supported by the US National Institute for Drug Abuse (NIDA), is expected to last up to two years (depending upon the rate of recruitment) and will be conducted in the US at a clinical centre with experience of drug treatment.

Commenting David Oxlade, CEO of Xenova Group plc said, "Cocaine abuse is a serious and growing problem both for the addicts themselves and for society. Currently there is no effective pharmacotherapy available for the estimated 900,000 individuals in the USA each year who seek help in overcoming their cocaine addiction."

"Previous clinical studies have indicated that vaccination with TA-CD can play
an important role in diminishing the effects of cocaine.   However, to date, the
many indications of efficacy have largely been anecdotal. This new trial will allow an objective assessment of the efficacy of the TA-CD vaccine against placebo."



                                    - ends -


Contacts:
UK:                                                  US:
Xenova Group plc                                     Trout Group/BMC Communications
Tel: +44 (0)1753 706600                              Tel: 001 212 477 9007
David A Oxlade, Chief Executive Officer              Press: Brad Miles (Ext 17) Daniel Budwick (Ext 14)
Daniel Abrams, Group Finance Director                Investors: Jonathan Fassberg (Ext 16) Lee Stern (Ext
                                                     22)
Jon Davies, Corporate Communications

Financial Dynamics
Tel: +44 (0)207 831 3113
David Yates/Ben Atwell




Notes to Editors

Xenova Group plc's product pipeline focuses principally on the therapeutic areas of cancer and immune system disorders. Xenova has a broad pipeline of programmes in clinical development. The Group has a well-established track record in the identification, development and partnering of innovative products and technologies and has partnerships with significant pharmaceutical and biopharmaceutical companies including Celltech, Genentech, Lilly, Millennium Pharmaceuticals, Nycomed, Pfizer and QLT.


About TA-CD

TA-CD is a therapeutic vaccine which is currently under development for the treatment of cocaine addiction. Cocaine is a very small molecule that is not normally seen by the immune system. This is reflected by the fact that addicts who are exposed to cocaine on a regular basis do not have anti-cocaine antibodies in their blood stream.

The objective of vaccination with TA-CD is to produce anti-cocaine antibodies that bind to cocaine in the blood stream creating a complex that is too large to cross the blood-brain barrier, and thereby preventing stimulation of the reward centres. In order to stimulate the immune system to recognise cocaine we have to attach it to a much bigger molecule that the immune system can see; the non-toxic subunit of cholera toxin.

The start of a Phase IIa cocaine administration trial was announced on 14 April 2003. The ten-patient open label trial is being conducted in the United States and is designed to evaluate the effect of TA-CD on behavioural changes associated with cocaine administration.

The results of a second Phase IIa dose escalation trial were reported on 17 June 2003. This study, which started in April 2002, was designed to evaluate the safety and immunogenicity of TA-CD using 4 or 5 dose vaccination schedules. As for the previous Phase I study, the results showed the vaccine to be safe and well tolerated with a dose-related immune response. Of the 16 patients in the two Phase IIa studies who used cocaine at any time following vaccination, 14 reported a reduction of the usual euphoric effect normally associated with cocaine use, providing further anecdotal evidence of the vaccine's proposed mode of action.

The TA-CD investigations were funded in part by the National Institute on Drug Abuse (NIDA) who recognises cocaine abuse to be a major problem in the U.S. NIDA has also supported earlier clinical work as part of this program.

For further information about Xenova and its products please visit the Xenova website at www.xenova.co.uk

For Xenova: Disclaimer to take advantage of the "Safe Harbor" provisions of the US Private Securities Litigation Reform Act of 1995. This press release contains "forward-looking statements," including statements about the discovery, development and commercialization of products. Various risks may cause Xenova's actual results to differ materially from those expressed or implied by the forward looking statements, including: adverse results in our drug discovery and clinical development programs; failure to obtain patent protection for our discoveries; commercial limitations imposed by patents owned or controlled by third parties; our dependence upon strategic alliance partners to develop and commercialize products and services; difficulties or delays in obtaining regulatory approvals to market products and services resulting from our development efforts; the requirement for substantial funding to conduct research and development and to expand commercialization activities; and product initiatives by competitors. For a further list and description of the risks and uncertainties we face, see the reports we have filed with the Securities and Exchange Commission. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               XENOVA GROUP PLC
                                               (Registrant)


                                               By:__/s/ Daniel Abrams__
                                               Daniel Abrams
                                               Group Finance Director
                                               (Signature)*

Date: 24 October 2003